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                                                                    EXHIBIT 99.2

April 25, 2003
TO: ALL MACROVISION EMPLOYEES
FROM: BILL KREPICK
SUBJECT: STOCK OPTION EXCHANGE PROGRAM


For the past several months our Board of Directors has been looking at ways to address the large number of employee stock options that are significantly underwater. I am pleased to announce an Option Exchange Program that is being submitted to our stockholders to address this situation. If approved, the program will allow eligible employees to exchange options granted with an option price greater than $28.00 per share for a lesser number of new options. This proposal will be voted on at our annual meeting on May 27, 2003.

Macrovision's program will allow employees to exchange eligible options according to specified exchange ratios. The new options will have an exercise price equal to the closing price of our common stock as reported on the Nasdaq National Market on the date of the new grant, which will be at least six months and one day from the surrender of the exchanged options.

YOUR VOTE COUNTS

The Stock Option Exchange Program is subject to approval by our stockholders at our annual meeting on May 27, 2003. If you are a stockholder, you should take the opportunity to exercise your right to vote your shares. Your vote will help determine whether the Option Exchange Program is approved, but will not affect your choice as to whether or not you participate in the Option Exchange Program. Proxy materials will be mailed to stockholders on or about May 2, 2003. You can find the full text of the proxy proposal through Macrovision's web site at HTTP://WWW.MACROVISION.COM/CORPORATE/IR/SECFILINGS.PHP3, as well as the SEC's web site at WWW.SEC.GOV.

A Frequently Asked Questions ("FAQ") document has been created to answer most of your questions and is available at [intranet web site link].

Thank you for your continued efforts in making Macrovision the world's leading Digital Rights Management company.

Bill Krepick
President and CEO


NOTICE CONCERNING THE OPTION EXCHANGE PROGRAM

This communication is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell securities of Macrovision Corporation. Macrovision has not commenced the Option Exchange Program referenced in this communication, and will not unless stockholders approve the Option Exchange Program at the annual stockholders meeting on May 27, 2003. Macrovision's board of directors has reserved the right to amend, postpone or terminate the proposed Option Exchange Program prior to the end of the exchange offer period. The Option Exchange Program will only be made through a tender offer statement and related materials. At the time of commencement of the Option Exchange Program, we will file these

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tender offer materials with the SEC on Schedule TO and will send copies free of charge to all employees of Macrovision who are eligible to participate in the offer. In addition, all of these materials will be available free of charge on the SEC's website at WWW.SEC.GOV. All eligible employees are encouraged to carefully read these materials when they become available, as they will contain important information on deciding whether to participate in the Option Exchange Program, as well as the process for surrendering eligible options.